

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2015

Via E-mail
Vikas Sinha
Executive Vice President and
Chief Financial Officer
Alexion Pharmaceuticals, Inc.
352 Knotter Driver
Cheshire, Connecticut 06410

   Re: **Alexion Pharmaceuticals, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2014
       Filed February 6, 2015
       File No. 0-27756

Dear Mr. Sinha:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information in the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Joel Parker

          Joel Parker
          Accounting Branch Chief